EXHIBIT 14

FOR IMMEDIATE RELEASE

Contact:
Adam C. Derbyshire	Mike Freeman	Mark R. Vincent
Vice President and Chief Financial Officer	Director, Investor Relations and Corporate Communications	Euro RSCG Life NRP
919-862-1000	919-862-1000	212-845-4239

SALIX PHARMACEUTICALS URGES

STOCKHOLDERS TO DEFER ACTION ON

INCREASED OFFER FROM AXCAN

Raleigh, NC, May 20, 2003 – Salix Pharmaceuticals, Ltd (Nasdaq: SLXP), a developer and marketer of prescription pharmaceutical products for the treatment of gastrointestinal diseases, today announced that Axcan Pharma Inc. has revised its hostile tender offer for Salix common stock to $10.50 per share. The Salix common stock closed at $11.84 on May 20, 2003.

Axcan also extended the offer period from May 23 to June 27, 2003. The offer remains subject to the various terms and conditions imposed by Axcan.

The Salix Board of Directors will meet with Salix management and Salix’s financial and legal advisors to evaluate the revised offer. The Board will advise Salix’s stockholders of its response to the offer as soon as practicable.

In the interim, the Board requests that Salix stockholders defer making a determination whether to accept or reject the revised Axcan offer until they have been advised of the Salix Board’s position with respect to the revised offer.

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic drugs, complete the required development and regulatory submission of these products, and market them through the Company’s 84-member gastroenterology specialty sales and marketing team. Salix’s first marketed product is COLAZAL®, an anti-inflammatory drug approved for the treatment of mildly to moderately active ulcerative colitis. Rifaximin is currently in development for the potential treatment of infections of the gastrointestinal tract. The Company submitted an NDA for Rifaximin for the treatment of travelers’ diarrhea to the FDA on December 26, 2001. The Company received an approvable letter from the FDA on October 25, 2002 and is currently working with the

FDA to complete the approval process. Salix trades on the Nasdaq National Market under the ticker symbol “SLXP.”

For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

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Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include risks of regulatory review and clinical trials, market acceptance for approved products, management of rapid growth, intellectual property risks, and the need to acquire additional products. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.